FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ×        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 28, 2011 regarding effects of the earthquake off the Pacific Coast of Tohoku, and its responses (3rd report)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date March 29, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Effects of the Earthquake off the Pacific Coast of

Tohoku, and its Responses (3rd Report)

Tokyo, Japan, March 28, 2011 – Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced the following information regarding the effects on the Hitachi Group of the Earthquake off the Pacific Coast of Tohoku, which struck Northeastern Japan on March 11, and regarding the responses of Hitachi, as of March 28.

Hitachi expresses deep condolences for victims of the earthquake and sincerely hopes for the earliest possible recovery in all regions involved.

1.	Established Headquarters for Recovery from Earthquake Damages

Hitachi has expanded the functions of the Hitachi Group Emergency Headquarters for Response to the Tohoku Earthquake, which was established at Hitachi, Ltd. immediately following the earthquake and established the Hitachi Group Headquarters for Recovery from Earthquake Damages (led by Hitachi, Ltd. President Hiroaki Nakanishi, tentative name) on March 23. In addition to responding to the needs of affected employees and their families and assisting in recovery efforts at the Fukushima Daiichi Nuclear Power Station of Tokyo Electric Power Co. (“TEPCO”), this Headquarters have been dispatching volunteers and providing essential supplies and housing to the affected regions. Specialized teams have been assembled in each field to propose and steadily execute production recovery plans, and to resume operations at damaged production bases as quickly as possible. Utilizing this Headquarters as its “control tower,” the Hitachi Group will maximize the efficiency of support and recovery operations, and will combine the capabilities of the entire Group to contribute to the fastest possible recovery in regions affected by the disaster.

2.	Providing Support in Affected Regions

Up to now, the Hitachi Group has already decided to provide support with a total value of 600 million yen, including the provision of construction machinery, flat panel TVs, dry cell batteries, Disaster Victim Support System for local municipals with no charge and others to aid victims of the disaster and to assist in recovery efforts. The Group will continue to offer additional support quickly, in response to conditions in the affected areas.

3.	Status of Employees

Hitachi will continue confirming the status of Hitachi Group employees and their families who have been affected by the disaster.

4.	Initiatives to Restore Social Infrastructures

(A) Assistance at the Fukushima Daiichi Nuclear Power Station of TEPCO

The 24-hour Emergency Response Center for Nuclear Power was established at the Hitachi, Ltd. Head Office immediately after the earthquake struck on March 11. Devoting all available resources of the Hitachi Group, over 1,000 staff members are providing support and assistance where it is needed. In addition to dispatching engineers from Hitachi to work on joint teams formed in collaboration with TEPCO and the Japanese government, a work team comprising about 300 engineers and other workers has been formed, and up to now about 170 employees have been dispatched to the site, where they are concentrating every possible effort into recovering electricity within the power station, and assisting in the cooling of the nuclear reactor pressure vessels and pools for spent nuclear fuels. Hitachi will continue to fully cooperate with TEPCO and the Japanese government in efforts to improve the situation, for example through the procurement and technical support.

(B) Assistance in resolving the power supply shortage

Immediately after the earthquake on March 11, the Emergency Response Center for Thermal Power was established to provide support in resuming operations at damaged thermal power plants. Up to now, about 150 engineers have been dispatched to the power plant sites. In order to provide further support in resolving electric power supply shortages, Hitachi has been offering proposals in response to requests from various electric power companies.

(C) Recovery of information and telecommunication systems

Immediately following the earthquake, Hitachi dispatched support staffs from bases across the country to affected areas, and has made its efforts to recover customers’ systems. Hitachi has also established Damage Response Reception Center, which responds to inquiries from customers, and also provides maintenance services at special prices for products damaged in the disaster. To further assist in recovery efforts, Hitachi is providing cloud service, virtual server systems and Disaster Victim Support System to companies, local municipalities, and NPOs with no charge for specified periods of time.

(D) Recovery of Elevators and Escalators

Recovery of elevators and escalators has been completed, with the exception of buildings that were completely or partially destroyed, or cases where repairs have been delayed due to parts shortages or other unavoidable reasons.

(E) Status of Shipments for Automotive Components

All finished products for which shipments were suspended due to the effects of the earthquake have already been shipped. Production operations partially resumed on March 25, and both domestic and overseas shipments of these items have also begun.

5.	Status of Production Bases

[Bases where recovery work is currently underway]

•	Hitachi, Ltd. Power Systems Company, Hitachi Works (Hitachi-shi, Ibaraki Pref.)

•	Hitachi, Ltd. Urban Planning and Development Systems Company, Mito Works (Hitachinaka-shi, Ibaraki Pref.)

•	Hitachi Displays, Ltd., Mobara Works (Mobara-shi, Chiba Pref.)

[Bases with full/ partial operation]

•	Hitachi Vehicle Energy, Ltd. (Hitachinaka-shi, Ibaraki Pref.)

•	Hitachi, Ltd. Information & Control Systems Company, Omika Works (Hitachi-shi, Ibaraki Pref.)

•	Hitachi Appliances, Inc., Taga Works (Hitachi-shi, Ibaraki Pref.)

•	Hitachi Appliances, Inc., Tochigi Works (Tochigi-shi, Tochigi Pref.)

•	Hitachi, Ltd. Information & Telecommunication Systems Company, Disk Array Systems Division (Odawara-shi, Kanagawa Pref.)

•	Hitachi, Ltd. Information & Telecommunication Systems Company, Software Division (Yokohama-shi, Kanagawa Pref.)

•	Hitachi, Ltd. Information & Telecommunication Systems Company, Telecommunications & Network Systems Division (Yokohama-shi, Kanagawa Pref.)

•	Hitachi Automotive Systems, Ltd., Sawa Works (Hitachinaka-shi, Ibaraki Pref.)

•	Hitachi Automotive Systems, Ltd., Fukushima Works (Date-gun, Fukushima Pref.)

Hitachi Maxell Ltd.’s Osaka Works (Ibaraki-shi, Osaka Pref.) is currently manufacturing dry cell batteries at full capacity, to provide support to affected regions.

*	Disaster Victim Support System:

A system that provides support to operations undertaken by municipal governments in the event of an earthquake or other natural disaster. The system’s program is provided by the Local Authorities Systems Development Center (LASDEC).

About Hitachi, Ltd.

Hitachi, Ltd. (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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